Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RESIGNATION OF SUPERVISOR AND CHAIRMAN OF THE SUPERVISORY COMMITTEE

PROPOSED ELECTION AND APPOINTMENT OF SUPERVISOR

Resignation of Supervisor and Chairman of the Supervisory Committee

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that, due to work change, Mr. Xu Wenrong (“Mr. Xu”) has tendered his resignation and ceased to hold the positions of supervisor and chairman of the supervisory committee of the Company (the “Supervisory Committee”) with immediate effect.

Mr. Xu has confirmed that he has no disagreement with the Board and the Supervisory Committee during his term of office and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

Mr. Xu has been diligent, dedicated and meticulous at work since appointment. The Supervisory Committee would like to express its sincere gratitude to Mr. Xu for his significant contributions to the Company’s business development, management improvement and shareholder returns.

Proposed Election and Appointment of Supervisor

Mr. Lv Bo (“Mr. Lv”) has been proposed to be elected and appointed as a supervisor of the Company according to relevant procedures. The proposed election and appointment of supervisor will be submitted to the shareholders of the Company for review and approval by way of ordinary resolution at the third extraordinary general meeting of the Company in 2020 (the “EGM”).

The biographical details of Mr. Lv are set out below:

Lv Bo, aged 57, is a member of the Party committee and Vice President of CNPC. Mr. Lv is a senior economist with a master’s degree and has substantial working experience in China’s oil and gas industry. In January 2002, Mr. Lv was appointed as director-general of Human Resources Department of CNOOC. He served as the assistant president of CNOOC in November 2006, a member of the Party committee of CNOOC in November 2007, and concurrently as the Secretary of the subordinate Party committee of CNOOC in October 2008. From April 2010, he served as a member of the Party committee and vice president of CNOOC, and from December 2012, concurrently as the chairman of CNOOC Energy Technology & Services Limited, from May 2015, concurrently as the president of CNOOC Party School, and from December 2016, concurrently as the chairman of Offshore Oil Engineering Co., Ltd. and China Oilfield Services Limited. Mr. Lv served as a member of the Party committee and Vice President of CNPC in November 2019. He served as a Director of the Company from March 2020 to October 2020.

Save as disclosed above, as at the date of this announcement, Mr. Lv (i) did not hold any directorship in any other listed companies in the past three years; (ii) has no relationship with any other director, supervisor, senior management, substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong (the “Listing Rules”)) or controlling shareholder (as defined in the Listing Rules) of the Company; and (iii) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Save as disclosed above, as at the date of this announcement, there is no information on Mr. Lv that needs to be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules and there are no other matters that need to be brought to the attention of the shareholders of the Company.

The term of office of Mr. Lv as a supervisor of the Company shall commence upon the approval by the shareholders of the Company and will be three years. The supervisor’s emoluments of Mr. Lv will be fixed by the Board pursuant to the authorization granted by the shareholders of the Company by reference to his duty, responsibility and performance and the results of the Group.

The supplemental circular and notice of EGM containing, among others, the proposed election and appointment of supervisor of the Company will be dispatched to the shareholders of the Company in due course.

By order of the Board PetroChina Company Limited Company Secretary Chai Shouping

Beijing, the PRC

20 October 2020

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Jiao Fangzheng and Mr. Huang Yongzhang as non-executive Directors; Mr. Duan Liangwei as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.